Allstate Life Insurance Company
Jan Fischer-Wade
Senior Attorney
(402) 975-6368
Email: jfis6@allstate.com

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Allstate Life Insurance Company S-3 Filings
RightFit - 333-219750 - Accession Number (0000839759-17-000128)
ChoiceRate - 333-219742 - Accession Number (0000839759-17-000121)
Custom - 333-219746 - Accession Number (0000839759-17-000124)
Custom Plus - 333-219744 - Accession Number (0000839759-17-000123)
Choice Plus - 333-219743 - Accession Number (0000839759-17-000122)
SAM - 333-219745 - Accession Number (0000839759-17-000125)

Commissioners:
On behalf of Allstate Life Insurance Company (the "Registrant"), we hereby request that the six (6) above-referenced Registration Statements filed on Form S-3 be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended. No securities were sold in connection with any of the six (6) referenced offerings.
Each of the six (6) Registration Statements were filed on August 7, 2017, and each failed to include the amendment to delay the effective date of the filings. We will refile the corrected Registration Statements prior to September 15, 2017.
If you have any questions or comments concerning this request, please call me at 402-975-6368.

Very Truly Yours,
/s/ Jan Fischer-Wade
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Jan Fischer-Wade